Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-182301 February 20, 2015

@A GLANCEFund DescriptionDESIGN The GreenHaven Coal Fund (“ TONS”) is a passively managed exchange-traded security designed to track the daily price movements of coal futures. TONS issues shares that may be purchased and sold on the NYSE Arca.OBJECTIVE The investment objective of TONS is to provide investors with exposure to the daily change in the price of coal futures. TONS will seek to achieve its investment objective by purchasing Rotterdam coal futures that are traded on the CME Group, Inc exchanges. The Fund intends to hold an equal number of futures contracts in each of the three months comprising the nearest calendar quarter. Four times a year, the Fund will attempt to roll its positions in the nearby calendar quarter to the next calendar quarter over 5 business days.HOLDINGS TONS investment in coal futures will be collateralized by cash, cash equivalents, and US treasury bills with remaining maturities of three months or less. TONS will not use leverage.TONS ‘ FUND BENEFITSOffers commodity exposure to coal futures without using a commodity futures account.Provides “equity-like” features including, intra-day pricing, and market, limit, and stop orders.Website updated daily with Portfolio Holdings, Market Price, NAV and TNA.This material must be accompanied or preceded by a prospectus. Please read the prospectus carefully before investing.Fund DetailsFund Symbol TONS NAV Symbol TONS.NV NAV* $40.00 Shares Outstanding 150,000Management Fee 0.95%† Listing Exchange NYSE Arca CUSIP 39525T 100 * NAV as of 1/30/15 † Other fees may apply, for additional information please refer to the Breakeven Analysis section of the prospectus. Commodities and futures generally are volatile and are not suitable for all investors.Commodity trading is highly speculative and the Fund, which will hold commodities could be volatile and could suffer from periods of prolonged decline in value.The Fund is subject to fees and expenses and will be successful only if significant losses are avoided.The trading of the Fund takes place in very volatile markets.The Fund is speculative and involves a high degree of risk. An investor may lose all or substantially all of an investment in the Fund.Please see the prospectus for a full description of how the Fund invests and the structure of the Fund. The Fund is not a mutual fund or any other type of Investment Company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation there under.Shares of the Fund are not FDIC insured, may lose value and have no bank guarantee.Note: there is no index or benchmark so no index data or index provider. There is no history (growth of $10K), annualized fund performance , or sector allocations/ index comparisons.Call 1-866-501-7704 or visit www.greenhavenfunds.com for more information about TONS.ALPS Distributors, Inc. is the distribtor of the GreenHaven Coal Fund.GRN000296 12/31/151-866-501-7704 • info@greenhavenfunds.comwww.greenhavenfunds.com
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GreenHaven Coal Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Fund’s website at www.greenhavenfunds.com. Alternatively, a copy of the prospectus may be obtained by contacting the Fund’s marketing agent and distributor, ALPS Distributors, Inc., at 1-800-320-2577.